July 10, 2009
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549
Attention: Ms. Yolanda Crittendon, Staff Accountant

RE:	Cousins Properties Incorporated Form 10-K for the year ended December 31, 2008 Filed on February 27, 2009 File No. 001-11312
Dear Ms. Crittendon:
The following information is in response to your letter of June 18, 2009. The response is numbered to correspond to the numbered comments in your letter.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview of 2008 Performance and Company and Industry Trends, page 33
1.	Comment: We note that you have closed on 13 of 137 units available for sale in your 10 Terminus Place condominium property. Please tell us whether you are offering any sales incentives to prospective buyers for 10 Terminus Place and/or any other property. To the extent that sales incentives are being offered, please tell us how you are accounting for such incentives and your basis in GAAP that supports your accounting treatment.
Response: None of the 13 units sold in 2008 at our 10 Terminus Place condominium project contained any sales incentives, either in the form of price discounts or upgrades without charge, that were not anticipated in the original projections for the project. Accordingly, sales and cost of sales on these units were recognized based on profit

Ms. Yolanda Crittendon
July 10, 2009

percentages we expected at the time for the entire project, consistent with our policy as outlined in Note 2 to the consolidated financial statements.
Subsequent to the filing of our Form 10-K for the year ended December 31, 2008, we initiated programs to provide buyers with incentives to close on units in the 10 Terminus Place project. These programs include:
•	A program whereby the buyer can obtain a refund of up to 10% of the purchase price of a condominium if, after three years, the unit does not appraise at or above the purchase price. The refund is only available to the original buyer, who must be the owner of the unit at the time;

•	A second program whereby the buyer makes a 5% down payment and is required to pay interest on the unpaid balance in monthly installments at 4% per annum for one year. In addition, the buyer is responsible for paying monthly assessments for HOA dues and property taxes on the unit. After one year, the buyer may pay the remainder of the purchase price or elect to extend the program, on the same terms, for two additional one-year periods. Each extension requires an additional down payment of 2.5% of the purchase price. At the end of the second extension period, the buyer is required to pay the unpaid balance of the purchase price. However, if the unit does not appraise at or above the purchase price at the end of the second extension period, the buyer may vacate the unit and receive a refund equal to the cumulative down payments made on the unit. The buyer may also vacate the unit at any time during the three-year period and forfeit the cumulative down payments made;

•	A third program whereby the buyer makes a 20% down payment and makes no payments for one year. After one year, the buyer may pay the remainder of the purchase price or extend the program for two one-year periods. During the extension periods, the buyer must pay monthly installments of interest at 4% per annum on the unpaid purchase price in addition to monthly assessments for HOA dues and property taxes. At the end of three years, if the unit does not appraise at or above the purchase price, the buyer may receive a refund of the 20% down payment, less the aggregate amount of interest, HOA dues and property taxes from the first year.
We entered into no contracts in the first quarter of 2009 that contained these incentives. In the second quarter of 2009, we closed on the sale of one condominium unit with the 10% refund incentive program as outlined in the first bullet point above. While we have not filed our second quarter 2009 Form 10-Q, which will include this transaction, we believe that this transaction will qualify as a sale under FAS No. 66 because all criteria for the consummation of a sale under paragraph 6 of FAS No. 66 have been met. We also believe that in accordance with paragraph 25 of FAS No. 66, the revenue recognized on the sale of this unit will be reduced by the maximum amount of the potential refund (10% of the original purchase price).

Ms. Yolanda Crittendon
July 10, 2009

We have not entered into any contracts that contain the second or third incentive programs outlined above. Each contract will be subject to negotiation and modification, and we will evaluate the accounting treatment of each contract based on its terms. However, if a contract contains the incentives that are generally outlined in the second or third incentive programs above, we do not believe that it would qualify as a sale in accordance with paragraphs 5 and 6 of FAS No. 66.
Critical Accounting Policies
Long-Lived Assets, page 35
2.	Comment: Refer to the third paragraph on page 34. We note that many of the company’s tenants negotiate co-tenancy clauses into their lease agreements which allow them to reduce their rents or close their stores in the event that a certain number of co-tenants close their stores or if overall occupancy declines below a certain level. Given that the company has experienced a reduction in its occupancy of retail properties due to bankruptcies and store closings, tell us how the co-tenancy clauses impact your impairment analysis of your properties.
Response: As outlined in Note 2 to our consolidated financial statements, we evaluate our long-lived assets, including all of our retail properties, for impairment in accordance with FAS No. 144. Accordingly, co-tenancy clauses in individual tenant leases could affect our impairment analysis in two ways: (1) they could contribute to a conclusion that indicators of impairment are present at a given property and (2) they could affect assumptions about future cash flows in our cash flow analysis of a given property.
At the time of our impairment analysis as of December 31, 2008, there was only one long-lived asset where co-tenancy provisions contributed to a conclusion that there were indicators of impairment. This asset was considered held and used; and therefore, we prepared an undiscounted cash flow analysis, which included the expected impact of the co-tenancy provisions, to assess the recoverability of our carrying amount for the asset in accordance with paragraphs 16-19 of FAS No. 144. This analysis demonstrated that the carrying amount of the long-lived asset was recoverable because the sum of the undiscounted cash flows (appropriately reduced for the expected co-tenancy impact) expected to result from the use and eventual disposition of the long-lived asset exceeded the carrying amount. As a result, no impairment loss was recognized in accordance with paragraph 7 of FAS No. 144.
Exhibits 31.1 and 31.2
3.	Comment: We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Specifically, we noted that certain language, “(the registrant’s fourth fiscal quarter in the case of an annual report)”, was deleted from paragraph 4(d). Please confirm that future filings will

Ms. Yolanda Crittendon
July 10, 2009

include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.
Response: We confirm that, in future filings, commencing with our Form 10-Q for the quarter ended June 30, 2009, we will ensure that the wording of our certifications will be in the exact form as outlined in Item 601(b)(31)(i) of Regulation S-K.
*****
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 404-407-1150 with further questions concerning this letter.
Sincerely,
/s/ James A. Fleming
James A. Fleming
Executive Vice President
& Chief Financial Officer